City of Buenos Aires, July 31, 2026

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant event. Termination of the Hidroeléctrica Los Nihuiles S.A. concession.

Dear Sirs,

I am writing to the Comisión Nacional de Valores and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”), with reference to the material events disclosed on June 4, 2024 under ID No. 3209068, on June 11, 2024 under ID No. 3212089, on October 22, 2024 under ID No. 3270211, on January 7, 2025 under ID No. 3302758, and on July 8, 2025, in order to inform that, on July 31, 2026, the transition period contemplated under the Concession Agreement for the Los Nihuiles Hydroelectric System, as extended by Law No. 9,630 and set to expire on that date pursuant to a resolution issued by the Minister of Energy and Environment of the Government of the Province of Mendoza, came to an end.

Within this framework, Hidroeléctrica Los Nihuiles S.A. ("HINISA"), in its capacity as concessionaire, and the Province of Mendoza, in its capacity as grantor and represented by the Minister of Energy and Environment, executed the corresponding Handover Certificate for the Concession Assets.

Such certificate formalizes the delivery of the assets allocated to the concession, in accordance with the applicable contractual and regulatory provisions.

Sincerely,

_____________________________

María Agustina Montes

Head of Market Relations